Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Please note that this QA will be updated on a ongoing basis. It is valid as of April 15.

THE PROPOSED TRANSACTION BETWEEN ALCATEL-LUCENT AND NOKIA

A	The proposed transaction

A.1 The Why’s

A.2 Structure of the deal & process

A.3 Organization

A.4 Legal issues

A.5 Name & brand

A.6 Risks associated with the deal

A.7 Detailed financials

A.8 Shareowners issues

B	Customer/Markets/Products

B.1 Customers

B.2 Markets

B.3 Products

C	R&D

E	Employees

G	Competition

F	Facts Sheet

F.1 Alcatel-Lucent

F.2 Nokia

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A	THE PROPOSED TRANSACTION

A.1	The Whys

1.	Why this proposed transaction?

Our industry is deeply re-shaping. We are quickly entering a new phase; a phase that is about connecting at scale people, objects and machines; about near-infinite processing and storage in the cloud; about intelligent use of data via analytics; and, about automated actions; a phase that not only affects the consumers but also the enterprises in their digital transformation, thus marking the emergence of a full-scale Industrial Internet. In time, all these things will come together in ways that enable the possibilities of technology.

All these changes will require fundamental innovation in networking and connectivity.

•	Networks of the future will be required to manage real-time service and resilience, exponential growth in usage and data’s explosion, ubiquitous access, and intelligent, adaptive services.

•	To achieve this, technologies are being rapidly combined with the creation of fixed-mobile networks, deployment of all-IP with software defined and cloud-based systems, more interworking between IP routing and WDM.

•	In addition, through the boom in data centers and the emergence of a full scale industrial Internet, technological companies including Telcos, cable, Internet players and large enterprises face some new common needs.

•	Finally, ongoing consolidation amongst network operators is demanding new scale and breadth from equipment providers.

The proposed combination of Nokia and Alcatel-Lucent is a natural evolution to respond to these emerging trends, creating a leader in broadband, IP networking, cloud technology and service that will innovate and compete on a global scale.

2.	Why now?

Alcatel-Lucent and Nokia have executed major turnarounds of their respective businesses. Both companies are now well valued and well positioned, but at the same time the networking industry is experiencing accelerated change. Wireless is a scale business and this move gives us the footprint to lead the global evolution to 5G and beyond. Converged access is a reality and our new company leads both wireless and wireline. Core networking skills are fundamental and our leadership in IP and Optical will create an end-to-end offer that is unmatched. Along with these strong networking capabilities our new company has a suite of applications and services capabilities that are critical for our customers. Further, the intention is that our Bell Labs brand would be retained to host the new company’s networks-focused innovation activities. We are proud of this.

While we have made strong progress as ALU, acknowledged by our customers and the market, this is a logical next step of The Shift Plan. Our first chapter was about restoring the competitiveness of our company through our restructuring, refinancing and refocusing our efforts. The second was the definition and launch of our innovation, transformation and growth strategy. This combination gives us the financial strengths to build a successful and sustainable future.

There is a parallel to the situation of the two companies. Both have refocused their strategy and portfolio and strengthened their finance. Moreover, Nokia has been very successful in their turnaround strategy. But Industry players continue to look for new growth opportunities. Such growth opportunities exist but they require insertion with the right technologies (we have several of them), financial strength to absorb investment and scale to drive sizable impact.

We are now at a point in time, where Nokia and Alcatel-Lucent can consider how to join forces to upscale themselves and get a unique ability to address customers’ evolving technology and business needs. We have a unique opportunity to create a large-scale vendor with deep expertise on key communications domains. A vendor that would have the strength and the complete expertise to yield full benefit of new growth opportunities, such as 5G, converged access, SDN, IP, Cloud platform…

We are at a very good time to execute such combination, as both companies have turned around and are now implementing their growth strategies.

3.	Does it mean that The Shift plan has failed?

Not at all. We are today ready to consider this acquisition precisely because :

1. we have executed successfully on our Shift Plan, escaping from bankruptcy

2. our industrial project around UBB, IP and cloud for services providers and large enterprises is the one meeting the markets’ expectations

3. we need financial resources to achieve this growth and innovative project and to build a successful and sustainable future. This is what this deal is all about.

This is the logical step after The Shift Plan to gain the scope and scale to allow us to build a sustainable future for Alcatel-Lucent.

4.	The merger between Alcatel and Lucent has long been considered for years to be a failure. Why could it succeed now? What lessons were learned from 2006?

The principle of the merger between Alcatel and Lucent has never been in question. What have been questioned were the governance and the operational execution of the merger. Plus, timing was not good. Alcatel and Lucent at that time were two companies in not good shape and as a merged entity suffered from its scale and shape, and its ability to transform as the market transformed.

We are in a totally different situation today. Alcatel-Lucent and Nokia have recently successfully conducted their respective turn-arounds. The two companies are now very experienced in conducting such company transformations. Moreover they are highly complementary in portfolio and customer footprints. Their combination creates a real technology depth in key strategic domain while providing operational scale to deliver.

5.	Why Alcatel-Lucent and Nokia?

The right time, the right solutions, the right companies.

Alcatel-Lucent and Nokia represent a unique business combination of two companies that share the same industrial vision and that will complement each other on various fronts: geographical presence and customers and product portfolio.

The proposed combined company would be uniquely positioned to create the foundation of seamless connectivity for people and things, both at fixed locations and in motion. This foundation is essential for enabling the next wave of technological change, including the internet of things and transition to the cloud.

The combined company will also have unparalleled innovation capabilities, with Alcatel-Lucent’s Bell Labs, Nokia’s FutureWorks, as well as Nokia Technologies, which will stay as separate entities with a clear focus on incubating and licensing new innovation. With approximately 40,000 R&D employees and a spend of €4.7 billion in R&D in 2014, the company will be in a position to accelerate development of future technologies such as 5G, software defined networking, cloud, analytics as well as sensors and imaging.

This combination is expected to create access to an expanded addressable market with improved long-term growth opportunities. We will have a strong presence in every part of the world, including leading positions in the United States and China. In particular, our respective wireless footprint is very complementary. Together we will cover 19 of the top 20 wireless customers. The company will have a fantastic presence in every part of the world with, as customers or partners, more than 1,000 service providers and 150 channel partners across 150 countries.

For instance, the combined company will, as of day-one, connect around the world more than 250 million broadband homes, manage the data plans of more than 4.5 billion mobile subscribers and enable more than 1 billion transaction hits per day through its Cloud/SaaS;

A.2	Structure of the deal & process

6.	What is this deal concretely? Is this a merger or an acquisition of one company by the other?

The proposed transaction is structured as a public exchange offer in France in accordance with the General Regulation of the French securities regulator, the Autorité des Marchés Financiers (the “AMF”), and all applicable securities laws and regulations in the United States.

7.	Who approached whom and when?

Alcatel-Lucent and Nokia represent a unique business combination of two companies that share the same industrial vision and that will complement each other on various fronts: geographical presence and customers and product portfolio.

This would be a natural combination to create a global leader in networking and cloud technology and services.

8.	Did Alcatel-Lucent or Nokia approach other companies?

Our industry is fast changing. Consolidation is and will likely remain a major topic.

9.	Does this move prevent Alcatel-Lucent from coming closer to other telecom providers?

We are focused on making this proposed combination happen as we see it at the right approach at the right time, for all our stakeholders: employee, shareholders, customers, public authorities.

10.	What is the structure of the transaction?

The proposed transaction is structured as a public exchange offer in France in accordance with the General Regulation of the French securities regulator, the Autorité des Marchés Financiers (the “AMF”), and all applicable securities laws and regulations in the United States. After completion of the public exchange offer, Alcatel-Lucent shareholders would own 33.5% of the fully diluted share capital of the combined entity, and Nokia shareholders would own 66.5%, assuming full acceptance of the offer.

11.	What happens to Alcatel-Lucent and Nokia if, after announcing their intention, the deal falls through (govt. block, shareowners vote down etc)?

We will work closely with the regulatory bodies to obtain the necessary clearances.

Both companies will operate independently until the acquisition is completed. If the acquisition is not completed, both companies are prepared to continue with their separate strategies for success.

12.	How long will the whole process take?

While we cannot speak for the regulatory authorities, we currently expect this proposed transaction to close in the first half of 2016.

13.	What are the major legal milestones of the whole process?

As is typical with these types of transactions, there are four major milestones that must be achieved before the closing:

•	Approval of the boards of both companies. They have already unanimously approved the transaction

•	Works council approvals

•	Nokia shareholders approval

•	Regulatory approvals and other customary conditions

14.	Will this deal make Nokia the world’s largest telecom supplier?

The combination would form a true scale player with leadership positions in broadband, IP networking, cloud technology and services:

•	A global industry leader, comparable in scale to both Ericsson and Huawei (excluding devices) in total revenues and regional presence, though with world-class IP leadership

•	A premium and highly complementary customer base

•	>4B EUR R&D/ innovation engine

•	And ~114,000 employees (sum of current headcounts)

•	Out of which 40,000 R&D professionals and 42,000 services employees

•	Resulting in more than 1,000 customers and 150 channel partners in 150 countries

15.	What strengths do Alcatel-Lucent and Nokia bring?

Our industry requires a new vision for the networks that goes from being technology-centric to being user-centric. These “networks of you” require a new kind of networking company, with:

•	The technology depth, with a massive innovation capability in essential domains, such as 5G, converging access, SDN-IP, cloud platforms, analytics and automation,

•	A formidable operational strength and scale, across products and services ideally suited to the world of convergence and transformation to the cloud,

•	The service-driven and quality excellence, necessary to drive value for customers, while partnering with them to address their challenges,

•	A global customer reach and capability to provide new solutions to service providers that can bridge with enterprises and public sector industry.

Together, Nokia and Alcatel-Lucent will be just that kind of a company. A company that delivers at each step, from innovation to operations, the most advanced developments and makes them work at scale with a focus on flawless quality; a company that will leverage more than 40,000 R&D professionals and under the incomparable Bell Labs brand, the innovation power of Bell Labs and Nokia FutureWorks; a company that will have around the world, day-one, the connectivity of more than 250 million broadband homes, the data plans of more than 4.5 billion mobile subscribers managed, more than 1 billion transaction hits per day through its Cloud/SaaS; a company among the top 2 vendors worldwide in essential market segments such as RAN, DSL/PON, Service Providers IP routers, Core IMS/CSCF; a company, readily one of the largest services vendor, offering unique capabilities in consulting, implementation, integration, optimization, care and managed services with 42,000 services employees around the world and the leading position in Global Service Delivery; finally a company that has a fantastic presence in every part of the world with, as customers or partners, more than 1,000 service providers and 150 channel partners across 150 countries.

16.	How can you make a deal between that large companies work? Will there not be an incredible problem integrating the cultures of two companies?

Our common and unique obsession is to serve our customers the best way we can. This is what will drive our common culture: Excellence of our service to customer.

We will form a transition team with members from both companies who will focus on ensuring a smooth transition.

Both companies are experienced in working with people from all cultures and operate in more than 130 countries.

Alcatel-Lucent was built over the years from different acquired companies such as:

•	ITT (Europe) in 1987,

•	Rockwell (US) in 1991,

•	Telettra (Italy) in 1991

•	DSC communications (US) in 1998

•	Newbridge Networks (Canada) in 2000,

•	Timetra in 2003,

•	Nortel in 2006

•	Lucent in 2006

Furthermore, the creation of ASB in 2002 represented a major milestone enhancing the Alcatel-Lucent footprint in China. Therefore, Alcatel-Lucent is today one of the most multicultural companies in the world (English is the official language of the company). We are committed to providing opportunities for the best talent from both companies, making decisions based on merit.

Nokia also was built over the years from different acquired companies, such as: Panasonic RAN in 2014, Nokia and Siemens JV in 2006, Motorola solutions wireless networks asset in 2011, Navteq in 2008 to quote a few.

17.	Why do you think you are better positioned together than alone?

Alcatel-Lucent and Nokia, already strong on their own, are stronger coming together. Together they will have, or be in a position to target, the top 1-2 market position in the key technologies of the future. Together they are already in top 2 position for RAN, DSL/PON, Service Providers IP routers and Core IMS/CSCF. Together, they can transform even faster, do new things, tap new markets, fight off strong competitors, drive new innovations, and create new opportunities. Together they are the new leader in broadband, IP connectivity, cloud technology and services. For the Alcatel-Lucent teams, this project would ensure the resources required to achieve its industrial vision on a long and sustainable run.

18.	What are the limitations placed on the companies during the interim period?

The companies will continue to operate their businesses independently in the ordinary course until they receive the necessary approvals and complete the acquisition.

A.3	Organization

19.	How is the governance structure of Nokia?

Risto Siilasmaa would serve as Chairman. The company’s board of directors is expected to include three members from Alcatel-Lucent, one of whom will serve as Vice-Chairman.

20.	Who is the CEO? Will it change at the closing of the deal?

Rajeev Suri would serve as CEO.

21.	What happen with Alcatel-Lucent’s CEO?

Alcatel-Lucent’s CEO is now focused on making sure that this deal is completed. This is all what concerns him today. He will dedicate all his energy to make things happen as he did with The Shift Plan.

He strongly believes that one of the key for success is a clear and transparent governance combined with a clear control. He will at personal level be consistent with these convictions.

22.	Will Alcatel-Lucent’s Excom members join the management structure of Nokia? As a result, can you describe the management team of the new Nokia?

It is a bit premature. Executive management committee will include representation from Alcatel-Lucent. Nokia will conduct an assessment and will chose the best talents of each company to reflect the appropriate balance and talent between the two organizations.

23.	Where will the headquarters be based?

The planned combined group would be headquartered in Finland, with strategic business locations and major R&D centers in France and many other countries, Germany, the United States and China.

A.4	Legal issues

24.	Do you expect antitrust regulatory issues?

We will need to notify the transaction in various jurisdictions, including Europe. Although there can be no assurances, given the complementary nature of the two companies and the highly competitive nature of the industry, we are confident that the antitrust authorities will clear the transaction at the conclusion of their investigation.

25.	Who is advising you on this deal? What investment banks are involved? What legal firms are involved?

Alcatel-Lucent’s financial advisor was Zaoui. The legal firm was Sullivan Cromwell.

Nokia’s financial advisor is Jpm. The legal firms were skadden.

26.	Have you discussed the deal with the French government? How did they react?

We are discussing the project with the French government. The French government has always been in favor of a European industrial strategy. We will work closely with the French government to obtain the necessary clearances.

27.	What will happen with ASB?

ASB is a major asset that Alcatel-Lucent brings into the deal. Nokia and Alcatel-Lucent have a long and rich history in China. As a result of the transaction Nokia would own Alcatel-Lucent’s 50% plus one share holding in Alcatel-Lucent Shanghai Bell.

A.5	Name and Brand

28.	Will the name, brand and logo of Alcatel-Lucent disappear?

The combined company would operate under Nokia’s name and brand. It is intended to retain the Bell Labs brand to host its networks-focused innovation activities.

29.	Will the whole Alcatel-Lucent business be called Nokia?

Yes.

30.	What will happen with the brands such as Nuage, Motive, Bell Labs?

Nokia intends to retain the Bell Labs brand to host its networks-focused innovation activities.

Regarding other brands, it is a bit premature. Nokia will need to look at the overall branding strategy and decide what makes sense.

A.6	Risks associated with the deal

31.	Did you present the project to the ECID and various work’s councils? Is there any risk of blockage on their side?

Alcatel-Lucent will immediately start the information process of its Group works council in order to obtain its opinion on the proposed public exchange offer.

32.	How will you retain people during the transaction period?

This combination is the key to create long-term growth for both companies. With this deal, we become even stronger. We will have the critical mass and the financial strength to allow us to grow in the long term. This creates new and exciting opportunities for our employees.

Through our people and technology the combined company will have a long-term sustainable competitive advantage, creating a growing, global and more stable workplace for our people.

33.	Any risks of losing key partners relationships?

Both Alcatel-Lucent and Nokia highly value the relationships they have with their respective partners.

Nokia will conduct a thorough analysis of our partner relationship as it is current for any transaction of this type.

A.7	Detailed financials

34.	Where is Nokia listed? What does it mean for Alcatel-Lucent?

The new Nokia would be listed on Euronext Paris, Helsinki OMX and NYSE ADR.

35.	What are the combined revenues of the company?

The combined revenue in 2014 would be € 25.9 Bn (Nokia’s 2014 net sales of EUR 12.7 billion + Alcatel-Lucent EUR 13.2 billion).

36.	What is the market cap of the new Nokia?

The new Nokia would have a combined market capitalization of approximately €40 bn.

37.	How is Nokia doing financially?

Net sales 2014: €12.7bn

Operating profit 2014: €170m

Net cash at December 31, 2014: €5bn

38.	What is the cost of the deal for Nokia?

Please refer to the last financial analyst coverage.

39.	What are the expected synergies (cost reductions, leveraging Alcatel-Lucent and Nokia) and when do you expect to achieve them?

The combined company would target approximately EUR 900 million of operating cost synergies to be achieved on a full year basis in 2019, assuming closing of the transaction in the first half of 2016. The operating cost synergies are expected to create a long-term structural cost advantage, coming from a wide-range of areas, including:

•	Organizational streamlining, rationalisation of overlapping products and services, central functions, and regional and sales organizations

•	Reduction of various overhead costs in real estate, manufacturing and supply-chain, information technology, and overall general and administrative expenses, including redundant public company costs

•	Procurement given expanded purchasing requirements of the combined company

B	CUSTOMER/MARKETS/PRODUCTS

B.1	Customers

40.	How will this deal benefit Alcatel-Lucent’s customers?

Early reaction from our customers has been positive.

Our customers will benefit from a partner with the financial stability, the scale and the scope to deliver the most innovative communication solutions to meet their needs.

Compelling benefits for our customers:

•	The technology depth, with a massive innovation capability in essential domains, such as 5G, converging access, SDN-IP, cloud platforms, analytics and automation,

•	A formidable operational strength and scale, across products and services ideally suited to the world of convergence and transformation to the cloud,

•	The service-driven and quality excellence, necessary to drive value for customers, while partnering with them to address their challenges,

•	A global customer reach and capability to provide new solutions to service providers that can bridge with enterprises and public sector industry.

In short – a Partner of choice in broadband, IP networking, cloud technology and services.

41.	Who are the Nokia top customers?

Nokia has an extensive installed base of customers, including many of the world’s largest mobile operators such as Bharti Airtel, China Mobile, Deutsche Telekom, NTT DoCoMo, Softbank, Sprint, KDDI, SKT, Telefónica, Verizon and Vodafone. Together their customers serve over 4 billion subscribers.

42.	Do you anticipate significant revenue cannibalization?

We’ve analyzed the impact of cannibalization and we expect that it will be very low due to complementary geographical and customer footprints. While we may both have relationships with many of the largest global service providers, there are only a few. In fact, most of the time we are complementary with a given customer.

B.2	Market

43.	What is the market looking like?

Our industry is deeply re-shaping. We are quickly entering a new phase; a phase that is about connecting at scale people, objects and machines; about near-infinite processing and storage in the cloud; about intelligent use of data via analytics; and, about automated actions; a phase that not only affects the consumers but also the enterprises in their digital transformation, thus marking the emergence of a full-scale Industrial Internet. In time, all these things will come together in ways that enable the possibilities of technology.

All these changes require fundamental innovation in networking and connectivity.

•	Networks of the future will be required to manage real-time service and resilience, exponential growth in usage and data’s explosion, ubiquitous access, and intelligent, adaptive services.

•	To achieve this, technologies are being rapidly combined with the creation of fixed-mobile networks, deployment of all-IP with software defined and cloud-based systems, more interworking between IP routing and WDM.

•	In addition, through the boom in data centers and the emergence of a full scale industrial Internet, technological companies including Telcos, cable, Internet players and large enterprises face some new common needs.

•	Finally ongoing consolidation amongst network operators is demanding new scale and breadth from equipment providers.

B.3	Products

44.	What is the combined company’s position in a few technologies?

This combination would form a true scale player with leadership positions in broadband, IP networking, cloud technology and services in top 2 positions:

•	Strong global radio footprint and installed base with path to cloud RAN and 5G

#2 in radio (Dell ‘Oro)

•	Fixed mobile convergence player with strong IP edge and core platform, hybrid access, IT virtualization and wireline

#2 in IP routing for Service Providers (Dell ‘Oro)

#1 in DSL/PON (Infonetics)

•	Strong assets in Telco platform expanding to Enterprise

#1 in Core IMS/CSCF (Infonetics)

•	#2 in Service Providers Services (TBR)

•	#1 in Global Services Delivery (source Nokia)

45.	There is bound to be some overlap in the business lines. How will you manage that?

Our portfolios are mainly complementary.

We will undertake a rigorous technology-by-technology, product-by-product review of both portfolios. We will look at several things, such as the impact on our customers if we make any changes, which product or technology has the most promise going forward, what areas are likely to have the most growth, the development(s) required, having our customer investment protection and services roadmap at the core of our decisions.

46.	What will the combined portfolio look like?

The combined company will be a leader in all major high-growth, next-generation areas.

•	Mobile access: SRAN, LTE ; 5G ; Small cells ;

•	Fixed access: GPON ; VDSL

•	IP routing ; SDN ; packet core Transport: WDM, Wireless Transmission

•	Cloud applications / platform : NFV/orchestration; SON; SDM; VoLTE; IMS; Security; CEM/ Device Management; Charging ; Analytics

•	Services including Network Implementation; Care; Systems integration; NPO; managed services and Predictive analytics

•	Bell Labs Research / FutureWorks

•	Nokia Tech including Labs led innovation; gated Investment Process; IOT, technology licensing; Brand Licensing.

47.	Alcatel-Lucent has a wireless business as well as Nokia. Do you expect to rationalize the wireless product lines?

One of the rationales for this deal is to reach the right scale in some key technologies such as wireless. We will look closely at our combined product portfolio and determine if and where synergies make sense. It has to be noted that the companies have a very complementary customer footprint.

48.	Are there any technological gaps in the combined company’s portfolio?

As we said, we will perform a detailed analysis of each company’s product portfolio to identify the best path for the future, having our customers’ investment protection and services roadmap at the core of our strategy.

C	R&D

49.	What will the new R&D organization look like – size, headcount, patents?

One of the largest R&D capabilities:

•	For networks-focused innovation, the Bell Labs famous innovation engine combined with Nokia FutureWorks; additional patent-driven innovation incubations with Nokia Technologies.

•	A total R&D spend In the top ten of European companies (€4.7 billion in R&D in 2014)

•	Approximately 40,000 R&D employees

50.	With the deal, will Nokia become the owner of Alcatel-Lucent’s patent portfolio?

Yes.

51.	What will happen with Bell Labs? Will it keep its name?

It is intended to retain the Bell Labs brand (combining Bell Labs and Nokia FutureWorks) to host its networks-focused innovation activities.

E	EMPLOYEES

E.1	Workforce

52.	How many employees will the combined company have?

The addition is creating a workforce of more than 114 000 employees (sum of current headcounts) in 120 countries (37% in Europe and 21% in the USA).

Nokia’s number of employees: around 61, 656 people

Alcatel-Lucent’s number of Employees: Approx. 52,600

What is the combined employee breakdown by region?

Alcatel-Lucent (approximately)

EMEA = 38%

Asia-Pacific = 33%

Americas = 25%

Nokia (approximately)

EMEA = 42

Asia-Pacific = 44

Americas = 14

Combined (approximately)

EMEA = 40

Asia Pacific =39

Americas =21

53.	Do you expect staff retention difficulties?

This proposed combination is the key to create long-term growth for both companies. With this deal, we become even stronger. We will have the critical mass and the financial strength to allow us to grow in the long term. This creates new and exciting opportunities for our employees. Through our people and technology the combined company will have a long-term sustainable competitive advantage, creating a growing, global and more stable workplace for our people.

54.	What will be the workforce reduction? Where?

While the companies expect that headcount reductions and redeployments will be necessary, detailed resource assessments will be made as part of the integration planning process and subject to required consultation with employee representatives. We won’t give further details at this stage.

55.	What will happen to employee’s compensation and benefits?

A detailed review of the practices of both companies will be done with a view to ensuring the new company’s compensation offer is competitive and aligned with market practices.

56.	What happens to the employees’ stock and performance shares?

First of all employees will retain their equity. We are currently discussing with our Board of Directors and with Nokia the treatment of our employees’ equity after the tender offer. More on this will be communicated shortly.

57.	Will this impact the pensions and benefits of any current Alcatel-Lucent retirees?

We will continue to meet our pension obligations. Nokia has every intention to comply with the rules which govern pensions and pension funding. Nokia will continue to meet retiree healthcare obligations under the current guidelines.

58.	What type of severance packages will Alcatel-Lucent employees receive?

We will first start by understanding the practices of both companies and ensure anyone impacted by any reduction in workforce is treated equitably and fairly.

G	COMPETITION

59.	What’s your new global competitive positioning?

The combined company would form a true scale player with leadership positions in broadband, IP networking, cloud technology and services in top 2 positions:

•	Strong global radio footprint and installed base with path to cloud RAN and 5G

#2 in radio (Dell ‘Oro)

•	Fixed mobile convergence player with strong IP edge and core platform, hybrid access, IT virtualization and wireline

#2 in IP routing for Service Providers (Dell ‘Oro)

#1 in DSL/PON (Infonetics)

•	Strong assets in Telco platform expanding to Enterprise

#1 in Core IMS/CSCF (Infonetics)

•	#2 in Service Providers Services (TBR)

•	#1 in Global Services Delivery (source Nokia)

60.	Whom do you now see as your closer competitors?

We do not comment on competition.

However, the telecommunications market is very well structured with global players such as Ericsson and Huawei and specialists like Juniper and Cisco.

F	Fast Facts

F.1	Alcatel-Lucent

Chairman of the Board: Philippe Camus

Chief Executive Officer: Michel Combes

Incorporated in France

Headquarters in the Paris Area (Boulogne-Billancourt)

Market Capitalization: €8.3 billion (as of Dec 31, 2014)

Traded on Euronext Paris and New York Stock Exchange (ALU)

Shares Outstanding 2.8 billion (Dec. 31, 2014)

2014 Net R&D investment of €2.2 billion (approx. 17% of sales)

More than 33,000 active patents, more than 3,000 obtained in 2014, 15,000 pending applications

8 Nobel Prizes shared by 14 Bell Labs researchers

2014 Revenues: €13.2 billion

Sales Distribution

North America: 44%

Asia Pacific: 20%

Europe: 23%

Rest of World: 13%

Operating Segments Breakdown of Revenues

Core Networking: 45%

Access: 54%

Other: ~ 1%

Number of Employees: Approx. 52,600 (end 2014)

Breakdown of Employees by Geographic Area

Asia-Pacific: 32%

Europe: 34%

North America: 25%

Other (Central and South America, Middle East and Africa regions): 9%

Alcatel-Lucent Values: Speed, Simplicity, Accountability and Trust.

F.2	Nokia

Rajeev Suri: the President and CEO

Risto Siilasmaa: the Chairman of the Board

Nokia is a leader in the fields of network infrastructure, location-based technologies and advanced technologies.

Headquartered in Espoo, Finland.

Global presence and with operations around the world

Employing around 61, 656 people

R&D: Investment through the three businesses amounting to more than EUR 2.5 billion in 2014.

Values:

•	Respect: We treat each other with respect and we work hard to earn it from others.

•	Achievement: We work together to deliver superior results and win in the marketplace.

•	Renewal: We invest to develop our skills and grow our business.

•	Challenge: We are never complacent and perpetually question the status quo

Nokia’s full year 2014 net sales of EUR 12.7 billion

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FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined company; expected customer reach of the combined company; expected financial results of the combined company; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined company and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This document is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent, nor is it a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The Registration Statement has not yet been filed with the SEC. The tender offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

All documents referred to above, if filed or furnished, will be available free of charge at the SEC’s website (www.sec.gov).